UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

Participants of the Cerner Corporation Foundations Retirement Plan and
The Cerner Corporation Foundations Retirement Plan Administrative and Investment Committee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the Schedule H, line 4i-Schedule of Assets (Held at End of Year) and Schedule H, line 4a-Schedule of Delinquent Participant Contributions has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BROWN SMITH WALLACE, LLP

We have served as the Plan's auditor since 2011.

St. Louis, Missouri
June 12, 2018

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2017	2016

Investments at fair value (See Note 3):
Cerner Corporation common stock	$842,135	$646,034
Mutual funds	1,214,180	913,654
Self-directed brokerage fund	79,583	53,363
Common collective trust	71,235	68,374
Total investments at fair value	2,207,133	1,681,425
Stable value fund, at contract value	55,651	54,967
Total investments	2,262,784	1,736,392

Receivables:
Company contributions receivable	—	9,215
Notes receivable from participants	18,747	17,563
Other receivable	512	103

Total receivables	19,259	26,881

Net assets available for benefits	$2,282,043	$1,763,273

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017
(In thousands)

Additions to net assets attributed to:
Net appreciation in fair value of investments	$446,573
Participant contributions	131,977
Company contributions	28,092
Rollover contributions	16,321
Interest, dividends, and other investment income	48,348

Total additions	671,311

Deductions from net assets attributed to:
Distributions to participants	152,188
Administrative expenses	353

Total deductions	152,541

Net increase	518,770

Net assets available for benefits at beginning of the year	1,763,273

Net assets available for benefits at end of the year	$2,282,043
See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(1) Description of the Plan
The following brief description of the Cerner Corporation Foundations Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan prospectus and Summary Plan Description for a more complete description of the Plan's provisions, which are documents available from Cerner Corporation, the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General
The Plan was adopted by the Board of Directors of Cerner Corporation effective November 1, 1987. All associates of Cerner Corporation (the "Company") and its United States subsidiaries are eligible for participation in the Plan upon attaining age 18 except for the following:

•
Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States;

•	Associates that would fall within the Internal Revenue Code's definition of a "leased employee";

•	Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company or one of its affiliates;

•
Associates who are not employed with a Participating Employer. The Plan's Participating Employers are generally all entities that (i) are a part of Cerner Corporation's controlled group of corporations, and (ii) are domestic corporations with their principal place of business in the United States. Cerner International, Inc. and its subsidiary entities are not Participating Employers; and

•	Associates who qualify as Cerner Scholars, a program for high-school students to participate in a work-based learning program.

Participant Contributions
Participants may elect to make pre-tax and Roth contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code ("IRC") limitations (not to exceed $18,000 in 2017). New participants will automatically have 3% withheld on a pre-tax basis from their compensation, unless they elect a different percentage or not to participate in the Plan. Additionally, participants who attained the age of 50 during 2017 were able to contribute an additional $6,000 in catch-up contributions. Participants also may generally contribute amounts representing distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company Contributions - First-Tier Match
If the Company elects in a given Plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant's deferral contribution. No first-tier match will be made on the participant's deferral contributions in excess of 6% of the participant's eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. An additional discretionary first-tier contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the additional discretionary contribution. First-tier match contributions are invested directly in Company common stock. Participants can diversify their first-tier match after they have completed three years of service, even though they are only 60% vested at that time. See "Vesting" below for information about the vesting of Participant contributions. For the year ended December 31, 2017, first-tier matching contributions were $29.0 million, which consisted of Company contributions of $28.1 million and forfeited funds of $0.9 million.

Company Contributions - Second-Tier Match
The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant's paid base compensation, as defined by the Plan. The percentage is determined by the Company and approved by the Compensation Committee of the Board of Directors based on attainment of Company financial metrics. Participants who completed 92 consecutive days of service and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier match contributions are invested directly in Company common stock. Participants can diversify their second-tier Company match after they have completed three years of service, even though they are only 60% vested at that time. There was no second-tier match for the year ended December 31, 2017.

Company Contributions - Profit Sharing
The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant's W-2 compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. Participants can diversify their profit sharing Company contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2017 the Company did not make a profit sharing contribution.

Participant Accounts
Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings. Participant accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon reaching normal retirement age (55), permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except where the loan is obtained for the purchase of a primary residence, in which case the duration may be extended to a term not to exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. In addition to loans originated under our Plan, we allow loan rollovers from other plans in the event of an acquisition. We administer the loans that were taken under a previous employers' plan according to the terms of that plan. Interest rates on loans as of December 31, 2017 range from 3.25% to 9.50%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account. The Plan Administrator permits in-kind distributions of Company common stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Within a participant's account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant's account relating to participant contributions. Transfers out of Company stock held in a participant's account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.

If a participant leaves employment and their vested benefit is less than $1,000 (excluding amounts attributable to rollovers), and the participant does not elect a direct rollover, a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000, and the participant does not elect a distribution or direct rollover, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator. This occurs regardless of whether the distribution is consented to by the participant.

Forfeited Accounts
Forfeited non-vested accounts totaled $1.6 million and $1.9 million for the years ended December 31, 2017 and 2016, respectively. For the year ended December 31, 2017, these forfeited non-vested accounts were used to offset Company first-tier match contributions and the delayed contributions noted in Schedule H, line 4a of this Form 11-K. For the year ended December 31, 2016, these forfeited non-vested accounts were used to offset Company second-tier match contributions.

(2) Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
The Plan invests in various investment securities. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year. Investments in common collective trust assets are measured at fair value using the NAV practical expedient. Refer to Note (3) of these notes to the financial statements for additional information.

The Stable Value Fund is stated at contract value, as the investment contracts are fully benefit-responsive. Contract value, as reported to the Plan by Fidelity Management Trust Company (the "Trustee"), represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment at contract value. Refer to Note (6) of these notes to the financial statements for further detail on the Stable Value Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Contributions
Company and participant contributions are recorded in the period in which funds are remitted to the Plan, except for the second-tier match contributions, which are recorded in the period in which they are earned.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.

(3) Fair Value Measurements
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. All assets in the fair value hierarchy have been valued using a market approach.

Our common collective trust assets are measured at fair value using the NAV practical expedient, as outlined in FASB Accounting Standard Update 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The NAV is based on the value of the underlying assets owned by the fund. The investments that are measured at NAV have not been categorized in the fair value hierarchy. The amounts presented in the table below are provided to permit reconciliation of the fair value hierarchy to amounts presented on the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2017 and 2016:

	December 31, 2017
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$842,135	$—	$—	$842,135
Mutual funds	1,214,180	—	—	1,214,180
Self-directed brokerage fund	79,583	—	—	79,583
Total investments in the fair value hierarchy	$2,135,898	$—	$—	2,135,898

Investments measured at net asset value:
Common collective trust				71,235

Total investments at fair value				$2,207,133

	December 31, 2016
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$646,034	$—	$—	$646,034
Mutual funds	913,654	—	—	913,654
Self-directed brokerage fund	53,363	—	—	53,363
Total investments in the fair value hierarchy	$1,613,051	$—	$—	1,613,051

Investments measured at net asset value:
Common collective trust				68,374

Total investments at fair value				$1,681,425

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016:

	December 31, 2017
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

American Century Small Cap Value Fund	$71,235	$—	Daily	Daily

	December 31, 2016
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

American Century Small Cap Value Fund	$68,374	$—	Daily	Daily

Transfers between Levels

For the years ended December 31, 2017 and 2016, there were no transfers between fair value hierarchy levels for investments measured at fair value.

(4) Non-Participant-Directed Investments
Information about the net assets relating to the non-participant-directed investments is as follows:

	December 31,
(In thousands)	2017	2016

Cerner Corporation common stock	$719,982	$527,813

The significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

Year Ended
(In thousands)	December 31, 2017

Company contributions - 2017 first-tier match	$28,092
Company contributions - 2016 second-tier match and other	9,215
Investment income	195,919
Distributions to participants	(41,158)
Other	101

Total	$192,169

(5) Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
(In thousands)	2017	2016

Net assets available for benefits per the financial statements	$2,282,043	$1,763,273
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(472)	(405)

Net assets available for benefits per the Form 5500	$2,281,571	$1,762,868

The following is a reconciliation of net increase in net assets available for benefit per the financial statements to the Form 5500:

Year Ended
(In thousands)	December 31, 2017

Net increase in net assets available for benefit per the financial statements	$518,770
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(67)

Net increase in net assets available for benefit per the Form 5500	$518,703

(6) Fully Benefit - Responsive Investment Contract with J.P. Morgan Asset Management
The Stable Value Fund is a portfolio of synthetic investment contracts managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a collective trust fund and separate account which consists of a fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Generally, the wrapper contracts do not permit the issuer to terminate the contracts at a value other than contract value unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or has made material and adverse changes to the provisions of the Plan. The investment contracts have a 30-day redemption notice requirement.

(7) Related Party Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions (as such is defined under ERISA). Fees paid by the Plan to the Trustee for recordkeeping services amounted to $175,016 for the year ended December 31, 2017.

Certain Plan investments are shares of Cerner Corporation common stock. The Company is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and, therefore, these transactions are considered party-in-interest transactions.

(8) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(9) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2016 that the Plan and the related trust are designed in accordance with applicable sections of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(10) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2017 and 2016 are shares of the Company's common stock with a market value of $842.1 million and $646.0 million, respectively. This investment represents 37.2% of total investments at both December 31, 2017 and 2016. A significant decline in the market value of the Company's common stock would have a material adverse effect on the Plan's net assets available for benefits.

(11) Delinquent Participant Contributions
Certain employer contributions were not remitted to the Plan within the time frame specified by the Department of Labor Regulations 29 CFR 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company. In August 2017, the Company reimbursed the Plan for $0.5 million of the delayed contributions as well as $0.1 million for the lost interest and investment income which resulted from the delay. An additional $0.2 million is pending approval from the Internal Revenue Service and will be reimbursed along with lost interest and investment income once approval is received.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2017
EIN: 43-1196944
Plan Number: 001

(In thousands)			**
	-b-	-c-	-d-	-e-
-a-	Identity of issuer, borrower, lessor or other similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Cerner Corporation	Common Stock	$309,914	$842,135

	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate Short-term Investment Fund			3,146
	JPMCB Intermediate Public Bond Fund	Collective Trust; 3,952,808 units		52,505
	Nationwide Insurance Wrapper	Nationwide Contract #CNR_0616
	Voya Insurance Wrapper	Voya Contract #60424
	Metlife Insurance Wrapper	Metlife Contract #GAC-35541
	Total Stable Value Fund			55,651

	TRP Retirement 2005	Mutual fund		4,411
	TRP Retirement 2010	Mutual fund		2,808
	TRP Retirement 2015	Mutual fund		7,698
	TRP Retirement 2020	Mutual fund		50,179
	TRP Retirement 2025	Mutual fund		82,099
	TRP Retirement 2030	Mutual fund		78,733
	TRP Retirement 2035	Mutual fund		67,792
	TRP Retirement 2040	Mutual fund		70,466
	TRP Retirement 2045	Mutual fund		69,499
	TRP Retirement 2050	Mutual fund		62,068
	TRP Retirement 2055	Mutual fund		50,112
	TRP Retirement 2060	Mutual fund		5,349
	ABF Large Cap Value	Mutual fund		56,299
	American Century Government Bond R5	Mutual fund		16,822
	American Century Ultra IS	Mutual fund		152,469
*	Fidelity 500 Index Inst	Mutual fund		191,248
*	Fidelity Extended Market Index	Mutual fund		64,591
*	Fidelity International Small Cap Opportunity	Mutual fund		24,546
	TRP Overseas Stock I	Mutual fund		93,788
	Vanguard Small Cap Index	Mutual fund		22,185
	Western Asset Core Bond I	Mutual fund		40,766
*	Fidelity Government MM	Mutual fund		252
		Total mutual funds		1,214,180

	American Century Small Cap Value	Common collective trust		71,235

	Brokeragelink	Self-directed brokerage account		79,583
*	Notes receivable from participants	Loans with interest ranging from 3.25% to 9.50%		18,747

				$2,281,531
—————

*	Party-in-interest as defined by ERISA

**
Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the participant-directed investments.

See accompanying report of independent registered public accounting firm.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions - December 31, 2017
EIN: 43-1196944
Plan Number: 001

(In thousands)
Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$712	$—	$—	$192	$520

Certain employer contributions were not remitted to the Plan within the time frame specified by the Department of Labor Regulations 29 CFR 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company. In August 2017, the Company reimbursed the Plan for $0.5 million of the delayed contributions as well as $0.1 million for the lost interest and investment income which resulted from the delay. An additional $0.2 million is pending approval from the Internal Revenue Service and will be reimbursed along with lost interest and investment income once approval is received.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Date: June 12, 2018	By:	/s/ Marc G. Naughton X
Marc G. Naughton, Executive Vice President and Chief Financial Officer of Cerner Corporation